Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust II

(SEC File No. 811-21852)

Potential lower fund operating expenses

The following acquired funds are proposed to merge into the corresponding acquiring funds. If a merger is approved by shareholders of the acquired fund, operating expenses of the combined fund are expected to decrease. The table below shows total fund operating expenses of Class A and Class Z shares of each acquired fund and pro forma total fund operating expenses of Class A and Class Z shares of each post-merger fund (combined fund). Information regarding operating expenses for each fund’s other share classes is available in the prospectus/proxy statement relating to the proposed merger.

Acquired fund	Acquiring fund	Acquired fund operating expenses†*	Pro forma combined fund operating expenses†**	Estimated savings after proposed merger†**

Columbia International Value Fund	Columbia Overseas Value Fund	1.47 (A shares) 1.22 (Z shares)	1.37 (A shares) 1.12 (Z shares)	.10 .10

Columbia Large Cap Growth Fund II	Columbia Large Cap Growth Fund	1.21 (A shares) 0.96 (Z shares)	1.08 (A shares)‡ 0.83 (Z shares)‡	.13 .13

Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund	1.23 (A shares) 0.98 (Z shares)	1.08 (A shares)‡ 0.83 (Z shares)‡	.15 .15

Columbia Large Cap Growth Fund IV	Columbia Large Cap Growth Fund	1.28 (A shares) 1.03 (Z shares)	1.08 (A shares)‡ 0.83 (Z shares)‡	.20 .20

Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund	1.17 (A shares) 0.92 (Z shares)	1.08 (A shares)‡ 0.83 (Z shares)‡	.09 .09

Columbia Multi-Advisor Small Cap Value Fund	Columbia Select Smaller-Cap Value Fund	1.56 (A shares) 1.31 (Z shares)	1.33 (A shares) 1.08 (Z shares)	.23 .23

Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund	1.17 (A shares) 0.92 (Z shares)	1.07 (A shares) 0.82 (Z shares)	.10 .10

† Columbia Threadneedle and certain of its affiliates have contractually agreed to waive fees and/or reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) for one year following the date of the applicable fund’s most recently published prospectus. The expense ratios shown in the table do not reflect this agreement. Please refer to the combined prospectus/proxy statement relating to each fund’s proposed merger for further information about this agreement. Had the expense ratios net of these expense limitation arrangements been shown in the table, the expense ratios may not show a difference during the life of this agreement.

* Acquired fund operating expense ratios are based on expenses disclosed in each fund’s most recently published prospectus, adjusted to reflect current and expected fees and are expressed as a percentage (expense ratio) of the fund’s average net assets during the period reflected in each prospectus.

** Pro forma expense ratios are based on the average net assets of each acquired fund and corresponding acquiring fund for the twelve months ended as of the date of each acquiring fund’s most recently published shareholder report, in each case adjusted to reflect current and expected fees. Each fund’s current net assets may be lower or higher than the fund’s average net assets over such period. In general, a fund’s annual operating expense ratio will increase as the fund’s assets decrease and will decrease as the fund’s assets increase. Accordingly, each fund’s annual operating expense ratio, if adjusted based on present net assets, could be higher or lower than those shown in the table above. The commitment by Columbia Threadneedle to waive fees and/or to reimburse expenses for a combined fund, if applicable, may limit the effect that any decrease in the applicable combined fund’s net assets will have on its annual net operating expense ratios in the current fiscal year.

‡ The pro forma combined fund fees listed in the above table for the mergers of Columbia Large Cap Growth Fund II, Large Cap Growth Fund III, Large Cap Growth Fund IV and Large Cap Growth Fund V into Large Cap Growth Fund assume that all of the mergers are consummated. In general, a fund’s annual operating expense ratios will increase as the fund’s assets decrease and will decrease as the fund’s assets increase. Accordingly, the number of mergers that in fact consummate will affect the operating expenses of the combined fund, which may be higher than those listed above.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved. Columbia Management Investment Distributors, Inc. 225 Franklin Street, Boston, MA 02110-2804 columbiathreadneedle.com/us	1458742 (03/16)

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia Funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA and managed by Columbia Management Investment Advisers, LLC.